

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 2, 2018

Robert L. Frichtel
Chief Executive Officer
General Cannabis Corp.
6565 E. Evans Avenue
Denver, Colorado 80224

        Re: General Cannabis Corp.
            Registration Statement on Form S-1
            Filed December 26, 2017
            File No. 333-222291

Dear Mr. Frichtel:

        This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Gregory Dundas, AttorneyAdvisor, at (202) 551-3436 with any questions.

                              Division of Corporation Finance
                              Office of Telecommunications

cc: John M. Rafferty